United States Securities and Exchange Commission                                                                                                           April 30, 2010
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

REQUEST FOR ACCELERATION OF EFFECTIVENESS

RE:           Cord Blood America, Inc. (the “Company”)
Registration Statement on Form S-1A (File No. 333-164844)
Filed April 9, 2010 (the “Registration Statement”)

We hereby request acceleration of the effective date of the Company’s pending Registration Statement to April 30, 2010 at 5:00 p.m. Eastern Standard Time, or at the Commission’s earliest convenience.

We hereby acknowledge that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact me directly at 702.914.7250.

Sincerely

Matthew Schissler, CEO